Exhibit 25

News Release

December 24, 2008

The Cash Store Financial Services Announces Results of Substantial Issuer Bid

Edmonton, December 24, 2008. The Cash Store Financial Services Inc. (“Cash Store Financial”) (TSX: CSF) announced today the final results of its “modified Dutch-auction” type substantial issuer bid to purchase for cancellation up to $9 million of its common shares (the “Offer”), which expired at 5:00 p.m. (Toronto time) on December 23, 2008.

Based on final reports from Computershare Investor Services Inc., the depositary for the Offer, the auction process was over-subscribed and as a result Cash Store Financial confirmed that it has taken up and accepted for purchase and cancellation, at a price of $6.00 per share, a total of 1,500,000 common shares out of approximately 5,952,253 common shares validly tendered to the Offer (proration factor of approximately 31.5%), for a total cost of $9,000,000 (excluding fees and expenses relating to the Offer) in accordance with the terms of the Offer. The number of common shares validly tendered to the Offer and the proration factor may be subject to minor adjustments should shareholders who delivered notices of guaranteed delivery fail to deliver certificates for these common shares within the required time period.

The 1,500,000 common shares represent approximately 8.1% of Cash Store Financial’s shares outstanding as of December 23, 2008. After giving effect to the purchase of the common shares, Cash Store Financial will have approximately 16,927,482 common shares outstanding.

Payment to the depositary for common shares validly deposited and taken up by Cash Store Financial was made in cash, without interest, on December 24, 2008. The shares not purchased, including shares invalidly deposited, will be returned promptly to the tendering shareholders.

The full details of the Offer are described in the Issuer Bid Circular, the related letter of transmittal and all other offer documents filed by Cash Store Financial on SEDAR at www.sedar.com.

About The Cash Store Financial Services Inc. (formerly Rentcash Inc.)

Cash Store Financial is the only payday advance broker in Canada publicly traded on the TSX. Cash Store Financial operates more than 380 branches across Canada under two banners: The Cash Store and Instaloans.

The Cash Store and Instaloans act as brokers to facilitate payday advance services to Income-earning consumers who may not be able to obtain them from traditional banks.

Cash Store Financial also provides a private-label debit card, The Freedom Card, and other ancillary products.

Cash Store Financial employs more than 1,500 associates and is headquartered in Edmonton, Alberta.

For further information, please contact:

Gordon J. Reykdal, Chairman and Chief Executive Officer, Cash Store Financial,

(780) 408-5118

Or

Michael Thompson, Senior Vice-President and Corporate Secretary

(780) 408-5595

Or

Nancy Bland, Chief Financial Officer, Cash Store Financial,

(780) 732-5683

This news release contains “forward-looking statements” within the meaning of applicable Canadian securities legislation, including but not limited to, statements about the Company’s objectives and strategies including with respect to the substantial issuer bid, financial results, expectations and outlook, whether for the Company’s businesses or the Canadian economy.  Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “planned”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, closing of transactions, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to fluctuations is our stock price and capital markets and additional funding requirements, fluctuating interest rates and general economic conditions, legislative and regulatory developments, the nature of the Company’s customers and rates of default, competition and loss of a material relationship as well as those factors discussed in the Company’s annual information form dated August 27, 2008 filed on SEDAR (www.sedar.com). All material assumptions used in making forward-looking statements are based on management’s knowledge of current business conditions and expectations of future business conditions and trends, including management’s knowledge of the current market within which the Company operates and other factors affecting the Company’s products and the Canadian economy.  Although the Company believes the assumptions used to make such statements are reasonable at this time and has attempted to identify in its continuous disclosure documents important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  Certain material factors or assumptions are applied by the Company in making forward-looking statements, including without limitation, factors and assumptions regarding acceptance of its current stock price, products in the marketplace, consumer purchasing trends, existing relationships as well as its operating cost structure and current legislation and orders regulating its business.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws. Further information on the Company is available at www.sedar.com.